SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                      HIGH EQUITY PARTNERS L.P. - SERIES 86
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                      Mark I. Fisher, Esq.
        David J. Heymann, Esq.                        c/o Rosenman & Colin LLP
        100 Jericho Quadrangle, Suite 214             575 Madison Avenue
        Jericho, New York  11753                      New York, New York  10022
        (516) 681-3636                                (212) 940-8877
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D                Page 2 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            20
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        20
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 3 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding III Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            80,444
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        80,444
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,444
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.68%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 4 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Capital Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            80,464
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        80,464
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,464
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.68%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 5 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Capital Investment Company, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            123,002
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        123,002
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      123,002
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.92%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 6 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Presidio Capital Holding Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            123,002
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        123,002
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      123,002
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.92%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 7 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Partnership, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            123,002
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        123,002
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      123,002
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.92%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 8 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Presidio Management Company LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            80,464
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        80,464
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,464
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.68%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 9 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Capital Investment Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            123,002
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        123,002
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      123,002
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.92%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D               Page 10 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding I LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,942
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,942
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,942
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D               Page 11 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding III LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            39,596
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        39,596
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,596
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.73%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2 is being filed by Millennium Funding Corp., Millennium Funding III Corp., Millennium Funding I LLC, Millennium Funding III LLC, Presidio Capital Corp., Presidio Capital Investment Company, LLC, NorthStar Presidio Capital Holding Corp., NorthStar Presidio Management Company LLC, NorthStar Partnership, L.P. and NorthStar Capital Investment Corp. and amends the statement on Schedule 13D dated February 24, 1998 (the "Schedule 13D"), which was filed by Millennium Funding Corp., Millennium Funding III Corp., Presidio Capital Corp., Presidio Holding Company, LLC, NorthStar Presidio Management Company, LLC, NorthStar Operating, LLC, NorthStar Capital Partners, LLC, NorthStar Capital Holdings I, LLC, W. Edward Scheetz and David T. Hamamoto, as amended by Amendment No. 1 dated October 30, 1998, which was filed by Millennium Funding III Corp., NorthStar Capital Holdings I, LLC, NorthStar Capital Partners, LLC, NorthStar Operating, LLC, NorthStar Presidio Management Company, LLC, Presidio Capital Corp., Presidio Capital Investment Company, Presidio Holding Company, LLC, W. Edward Scheetz and David Hamamoto. In addition to the other amendments contained herein, this Amendment No. 2 is being filed to reflect changes in the identity of certain of the reporting persons resulting from changes in the ownership structure of the entities which directly hold the securities reported herein. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original
Schedule 13D and the Amendment thereto.

Item 2. Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a)-(c) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by Millennium Funding Corp., a Delaware corporation, ("MFC"), Millennium Funding III Corp., a Delaware corporation, ("MFC III"), Millennium Funding I LLC, a Delaware limited liability company ("Millennium LLC"), Millennium Funding III LLC, a Delaware limited liability company ("Millennium III"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC"), NorthStar Presidio Capital Holding Corp., a Delaware corporation ("NP Holding"), NorthStar Presidio Management Company LLC, a Delaware limited liability company ("NorthStar"), NorthStar Partnership, L.P., a Delaware limited partnership ("NorthStar Partnership") and NorthStar Capital Investment Corp., a Maryland corporation ("NCIC", and collectively with MFC, MFC III, Millennium LLC, Millennium III, PCC, PCIC, NP Holding, NorthStar and NorthStar Partnership, the "Reporting Persons").

            Each of MFC and MFC III is a direct or indirect wholly-owned subsidiary of Presidio. Each of Presidio, Millennium LLC and Millennium III are wholly-owned by PCIC. The majority interest in PCIC is held by NP Holding. NP Holding and NorthStar are each wholly-owned by NorthStar Partnership, the general partner of which is NCIC.

            The business address of each of MFC, MFC III and NorthStar is 411 West Putnam Avenue, Suite 270, Greenwich, CT 06830. The business address of Presidio is c/o Hemisphere Management Limited, 9 Church Street, Hamilton HM DX, Bermuda. The business address of each of Millennium LLC, Millennium III, PCIC, NP Holding, NorthStar, NorthStar Partnership and NCIC is 527 Madison Avenue, New York, New York 10022.

            For certain information concerning the executive officers and directors of MFC, MFC III, Presidio, PCIC, NP Holding and NCIC, see Schedule 1.

            (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Each of the individuals listed on Schedule 1 hereto, is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the Units held by MFC was $900. The source of funds used by MFC to purchase such Units was capital contributions from Presidio.

            The aggregate amount of funds used to purchase the Units held by MFC III was $7,631,722. The source of funds used by MFC III to purchase such Units was capital contributions from Presidio.

            The aggregate amount of funds used to purchase the Units held by Millennium LLC was $348,186. The source of funds used by Millennium LLC to purchase such Units was capital contributions by PCIC.

            The aggregate amount of funds used to purchase the Units held by Millennium III was $4,038,368. The source of funds used by Millennium III to purchase such Units was capital contributions by PCIC.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            In April 1999, the California Superior Court approved the terms of the settlement (the "Settlement") of a class action and derivative litigation involving the Partnership. Under the terms of the Settlement, the Partnership's general partners (the "General Partners"), which are controlled by Presidio agreed to solicit the consent of limited partners of the Partnership to certain amendments (the "Amendments") to the Agreement of Limited Partnership of the Partnership which modify the manner of calculating the partnership management fee paid under the Partnership Agreement and modify the manner of calculating the amount that the General Partner may be required to repay to the Partnership upon liquidation of the Partnership. The requisite consents have been obtained and the Amendments have become effective. Under the terms of the Settlement, the General Partners also agreed to arrange for a tender offer (the "Offer") to be made for the purchase of not fewer than 39,596 Units (representing approximately 6.7% of the outstanding Units) for not less than $103.05 per Unit. The Offer has expired and the maximum number of Units sought thereunder have been purchased by Millennium III, the bidder in the Offer. Under the terms of the Settlement, the General Partners are now required to use their best efforts to reorganize the Partnership into a real estate investment trust or other entity whose shares will be listed on a national securities exchange or on the NASDAQ National Market System.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

            (a-b) The aggregate percentage of the outstanding Units reported owned by each Reporting Person is based upon 588,010 outstanding Units.

            As of the close of business on February 9, 2000:

                  (i) MFC owns 20 Units which constitute less than 1% of the Units outstanding. MFC has shared power to vote and dispose of all such Units;

                  (ii) MFC III owns 80,444 Units which constitute approximately 13.68% of Units outstanding. MFC III has shared power to vote and dispose of all such Units;

                  (iii) Millennium LLC owns 2,942 Units which constitute approximately 0.5% of the Units outstanding. Millennium LLC has shared power to vote and dispose of all such Units;

                  (iv) Millennium III owns 39,596 Units which constitute approximately 6.73% of the Units outstanding. Millennium III has shared power to vote and dispose of all such Units;

                  (v) Each of MFC and MFC III is wholly-owned by Presidio. Accordingly, Presidio may be deemed to beneficially own the aggregate 80,464 Units which are beneficially owned by MFC and MFC III. Such Units constitute approximately 13.68% of the outstanding Units. Presidio has shared power to vote and dispose of all such Units;

                  (vi) Each of Presidio, Millennium LLC and Millennium III is wholly-owned by PCIC. Accordingly, PCIC may be deemed to beneficially own the aggregate 123,002 Units which are beneficially owned by Millennium LLC, Millennium III, and Presidio. Such Units constitute approximately 20.92% of the outstanding Units. PCIC has shared power to vote and dispose of all such Units;

                  (vii) The majority interest in PCIC is held by NP Holding. Accordingly, NP Holding may be deemed to beneficially own the aggregate 123,002 Units which are beneficially owned by PCIC. Such Units constitute approximately 20.92% of the outstanding Units. NP Holding has shared power to vote and dispose of all such Units;

                  (viii) NP Holding is wholly-owned by NorthStar Partnership. Accordingly, NorthStar Partnership may be deemed to beneficially own the aggregate 123,002 Units which are beneficially owned by NP Holding. Such Units constitute approximately 20.92% of the outstanding Units. NorthStar Partnership has shared power to vote and dispose of all such Units;

                  (ix) NCIC is the general partner and majority owner of NorthStar Partnership. Accordingly, NCIC may be deemed to beneficially own the aggregate 123,002 Units which are beneficially owned by NorthStar Partnership. Such Units constitute approximately 20.92% of the outstanding Units. NCIC has shared power to vote and dispose of all such Units; and

                  (x) Pursuant to a management agreement dated as of November 4, 1997 (the "Management Agreement"), Presidio and its subsidiaries are managed by NorthStar. Under the Management Agreement, subject to certain restrictions, NorthStar has full discretion and authority to manage Presidio's assets. Accordingly, NorthStar may be deemed to be the beneficial owner of the 80,464 Units which are beneficially owned by Presidio. Such Units constitute approximately 13.68% of the outstanding Units. NorthStar has shared power to vote and dispose of all such Units.

            (c) On September 24, 1998, MFC III purchased 266 Units for $90.50 per Unit in a brokerage transaction effected by American Partnership Board ("APB"). On October 6, 1998, MFC III purchased 561 Units for $89.00 per Unit in a brokerage transaction effected by DCC Securities Corp ("DCC"). On October 29, 1998, MFC III purchased 8,934 Units for $88.50 per Unit in a brokerage transaction effected by DCC. On November 10, 1998, MFC III purchased 393 Units for $88.46 per Unit in a brokerage transaction effected by DCC. On December 18, 1998, MFC III acquired 16,052 Units following the exercise by Presidio of a call option in respect of such Units for $91.87 per Unit. On December 30, 1998, MFC III purchased 357 Units for $87.23 per Unit in a brokerage transaction effected by DCC. On December 28, 1998, MFC IIII purchased 400 Units for $89.00 per Units in a brokerage transaction effected by APB. On January 12, 1999, MFC III acquired 323 Units following the exercise by Presidio of a call option in respect of such Units for $85.00 per Unit. On February 10, 1999, MFC III purchased 514 Units for $87.13 per Unit in a brokerage transaction effected by DCC. On February 12, 1999, MFC III purchased 4,265 Units for $103.05 per Unit in a private transaction. On July 1, 1999, MFC III purchased 1,192 Units for $150 per Unit in a private transaction. On July 1, 1999, MFC III purchased 354 Units for $150 per Unit in a private transaction. On November 10, 1999, Millennium LLC purchased 2,942 Units for $118.35 per Unit in a private transaction. Millennium III purchased 39,596 Units pursuant to the Offer, which expired on January 5, 2000, for $103.05 per Unit.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended as follows:

        Reference is made to the description of the Settlement contained in 2 and the Management Agreement contained in Item 5.

Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and restated in part as follows:

        Exhibit 1:  Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated:  February 10, 2000

MILLENNIUM FUNDING CORP.                       NORTHSTAR PARTNERSHIP, L.P.

By: /s/ Peter Braverman                        By: NorthStar Capital Investment
    ------------------------------                 Corp., its general partner
Name:  Peter Braverman
Title: Vice President                          By:
                                                   -----------------------------
                                               Name:  David King
MILLENNIUM FUNDING III CORP.                   Title: Vice President

By: /s/ Peter Braverman
    ------------------------------             NORTHSTAR PRESIDIO MANAGEMENT
Name:  Peter Braverman                         COMPANY LLC
Title: Vice President
                                               By: NorthStar Partnership, L.P.,
                                                   its sole member
PRESIDIO CAPITAL CORP.
                                               By: NorthStar Capital Investment
By: /s/ Peter Braverman                            Corp., its general partner
    ------------------------------
Name:  Peter Braverman                         By:
Title: Vice President                              -----------------------------
                                               Name:  David King
                                               Title: Vice President
PRESIDIO CAPITAL INVESTMENT
COMPANY, LLC
                                               MILLENNIUM FUNDING I LLC
By:
    ------------------------------             By: Presidio Capital Investment
Name:  David King                                  Company LLC, its sole member
Title: President
                                               By:
                                                   -----------------------------
NORTHSTAR PRESIDIO CAPITAL                     Name:  David King
HOLDING CORP.                                  Title: President

By:
    ------------------------------             MILLENNIUM FUNDING III LLC
Name:  David King
Title: Vice President                          By: Presidio Capital Investment
                                                   Company LLC, its sole member

NORTHSTAR CAPITAL INVESTMENT                   By:
CORP.                                              -----------------------------
                                               Name:  David King
By:                                            Title: President
    ------------------------------
Name:  David King
Title: Vice President